JHC CAPITAL MANAGEMENT, LLC

CODE OF ETHICS

SCOPE AND PURPOSE

This Code of Ethics applies to and must be read and signed by each person who is a member, employee, or consultant of JHC Capital Management, LLC (the “JHCCM”).

The objective of this Code of Ethics is to subject all business dealings and securities transactions undertaken by such personnel, whether for clients or for personal purposes, to the highest ethical standards. JHCCM expects its personnel to premise their conduct on fundamental principles of openness, integrity, honesty and trust.

Incorporated within the Code of Ethics is a Personal Trading Policy, including Supervisory Procedures.

STATEMENT OF POLICIES

A.     Confidentiality

JHCCM personnel are expected to honor the confidential nature of company and client affairs. Information designated as confidential shall not be communicated outside JHCCM, other than to advisers consulted on a confidential basis and shall only be communicated within JHCCM on a “need to know” basis. JHCCM personnel must avoid making unnecessary disclosure of any material non-public information about issuers of securities or internal information concerning JHCCM and its business relationships and must use such information in a prudent and proper manner in the best interests of JHCCM and its clients. JHCCM has adopted a separate Privacy Policy, with which all JHCCM personnel are expected to be familiar.

B.     Level of Care

Personnel are expected to represent the interests of JHCCM and its clients in an ethical manner and to exercise due skill, care, prudence, and diligence in all business dealings, including but not limited to compliance with all applicable federal securities and other applicable laws and regulations and to avoid illegal activities and other conduct specifically prohibited to its personnel by JHCCM from time to time. Accordingly, employees are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client (a) to defraud or mislead a client, (b) to engage in any act, practice or course of conduct that operates or could operate as a fraud or deceit upon a client, or (d) to engage in any manipulative practice with respect to a client or securities (such as price manipulation).

JHCCM places a high value on ethical conduct and challenges its employees to live up to its ethical ideal, not merely obey the letter of the law.

C.      Fiduciary Duties

JHCCM is a fiduciary with respect to its clients. As such, all JHCCM personnel have the following fiduciary duties:

1.	At all times to place the interests of JHCCM clients before their own and not to take inappropriate advantage of their positions.

2.
To conduct themselves in a manner that will avoid any actual or potential conflict of interest or any abuse of a position of trust and responsibility. Conflicts of interest can arise in many ways. Conflicts of interest may arise where JHCCM or its employees have reason to favour the interests of one client over another client (e.g. larger accounts over smaller accounts, accounts compensated by performance fees over accounts not so compensated, accounts in which employees have made material personal investments, accounts of close friends or relatives of supervised persons). Favoritism of one client over another client that would constitute a breach of fiduciary duty is strictly prohibited.

D.      Requirements

           JHCCM personnel are:

1.	Required to familiarize themselves with JHCCM’s Personal Trading Policy and comply with the Procedures to Implement JHCCM’s Personal Trading Policy incorporated therein.

2.	Prohibited from:

	(a)	making any untrue statement of a material fact or omitting to state a material fact necessary in order to make statements made not misleading in connection with the purchase or sale of a security held or to be acquired by any client;

	(b)	recommending any client transaction in securities without having disclosed his or her interest, if any, in such securities or the issuer thereof, (see, also, Paragraph 7 (Conflicts of Interest) of Section II of JHCCM’s Personal Trading Policy, below); or

	(c)	revealing any proposed transactions in securities by one client to another client or to any other person that is not an employee of JHCCM.

3.	Prohibited from receiving any gift or other thing of more than de minimis value from any person or entity that does business with JHCCM or on behalf of any client.

4.	Prohibited from serving on the board of directors of any publicly-listed or traded company, except with the prior authorization of JHCCM’s Managing Member based upon the determination that such service would be consistent with the interests of JHCCM’s clients.

E.      Reporting Violations

All personnel are required to report violations of this Code of Ethics promptly to the Chief Compliance Officer. Personnel are cautioned that any retaliation for reporting under this section will be considered a violation of this Code of Ethics and will not be tolerated.

Appropriate disciplinary action will be taken against personnel who violate this Code of Ethics as well as against personnel who retaliate against individuals who report violations under this provision.

F.     Receipt of the Code of Ethics

All personnel must receive and acknowledge receipt of the Code of Ethics. Appropriate training will be initiated for amendments to the Code of Ethics and an annual review of the entire code of ethics will be conducted by the Chief Compliance Officer with all personnel will be required. In connection with the annual review of the Code of Ethics all personnel will be required to certify, in writing, that each has re-read and understood the Code of Ethics and that each has complied with the Code of Ethics during the past year.

PERSONAL TRADING POLICY

JHCCM has adopted this Personal Trading Policy to govern the personal securities trades of “access persons” (as defined below) of JHCCM. This Personal Trading Policy is based on the principle that access persons of JHCCM owe a fiduciary duty to its clients. This duty includes the obligation to conduct personal securities transactions in a manner that does not interfere with the transactions of any client or take unfair advantage of relationships with JHCCM clients.

Under the securities laws, JHCCM’s “access persons” include its members, employees or consultants who:

(i)	determine which securities are purchased or sold for any client or JHCCM account or in any other way make any securities recommendations;
(ii)	participate in determining which securities are purchased or sold for any client or JHCCM account or which securities recommendations shall be made; or
(iii)	obtain, in connection with their duties, information concerning which securities are purchased or sold for any client or JHCCM account or which securities are to be recommended, prior to such purchase, sale or other recommendation actually being made.

Given JHCCM’s size and the nature of its business, every member and employee of JHCCM is deemed to be an access person to whom this Personal Trading Policy applies and all such individuals are referred to in this Personal Trading Policy as “Employees.”

SECTION I.      POLICY STATEMENTS ON INSIDER AND IMPROPER TRADING

A.      Policy Statement on Insider Trading

          JHCCM seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in us by our clients is something to be valued and protected. According, this Policy Statement implements procedures to deter the misuse of material, nonpublic information in securities transactions.

          JHCCM forbids any Employee from trading on the basis of material nonpublic information, either personally or on behalf of others, including institutional and individual accounts managed by JHCCM. This conduct is frequently referred to as “insider trading”. JHCCM’s policy applies to all Employees and extends to activities within and outside their duties at JHCCM. Every Employee must read and retain this Policy Statement.

          The law of insider trading is unsettled; an individual may be legitimately uncertain about the application of this Policy Statement in a particular circumstance. Often, a single question can result in the avoidance of disciplinary action or complex legal problems. Accordingly, any questions regarding JHCCM’s policy and procedures should be referred immediately to JHCCM’s Chief Compliance Officer. You must immediately notify the Chief Compliance Officer or JHCCM’s Managing Member if you have any reason to believe that there has been a violation of this Policy Statement, or that one is about to occur.

          The phrase “trading on the basis of material nonpublic information” is defined in Securities and Exchange Commission Rule 10b5-1 to mean trading in the securities of a company when the person making the purchase or sale (whether or not an “insider”) is aware of material nonpublic information about the security or the company. In the view of the Securities and Exchange Commission, the awareness standard reflects the common sense notion that a trader who is aware of inside information when making a trading decision inevitably makes use of the information. The communication of material non-public information to others can also lead to an insider trading violation. The U.S. Insider Trading and Securities Fraud Enforcement Act of 1988 imposes a requirement on all investment advisers to establish and enforce written policies and procedures reasonably designed to prevent misuse of material, non-public information.

          While the law concerning insider trading is evolving, it is generally understood that the law prohibits:

•	trading by an insider while aware of material nonpublic information, or

•	trading by a non-insider while aware of material nonpublic information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated (i.e., received subject to a duty of trust or confidence and then utilized for trading purposes), or

•	communicating material nonpublic information to others.

          Stated simply, no Employee may trade, either personally or on behalf of others (such as the accounts managed by JHCCM), while aware of material, nonpublic information which relates to such security; nor may any of JHCCM’s personnel communicate such information to others in violation of the law. The following sections review principles important to the Policy Statement.

          1.               Who Is an Insider?

          The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. Temporary insiders can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. The company whose nonpublic information is at issue must expect an outsider to keep the disclosed nonpublic information confidential and the relationship between the outsider and that company must at least imply such a duty before the outsider will be considered an insider.

          2.               What Is Material Information?

          Trading on inside information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to influence reasonable investors in determining whether to trade the securities to which the information relates. Information that may be considered material includes, but is not limited to:

•	dividend changes

•	earnings results

•	changes in previously released earnings estimates

•	write-down of assets or additions to reserves for bad debts or contingent liabilities

•	the expansion or a curtailment of operations

•	new products or discoveries

•	significant merger or acquisition proposals or agreements

•	major litigation

•	liquidity problems

•	extraordinary management developments

•	public offerings

•	changes of debt ratings

•	recapitalizations and other events of comparable significance.

Employees should be particularly careful when making recommendations about public companies with whom they have had contact and obtained information which may be nonpublic, and when trading during any period of tender offer activity.

          Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal’s “Heard on the Street” column and whether those reports would be favorable or not.

          3.               What Is Nonpublic Information?

          Information is “nonpublic” until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing on the Dow Jones “tape”, or in Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

          4.               Are there any Exceptions to the Ban on Trading while Aware of Material Nonpublic Information?

          Rule 10b-5-1 provides two affirmative defenses to a charge that a person has engaged in illegal insider trading while the person was aware of material nonpublic information.

          One affirmative defense is available if:

          (b)              before becoming aware of the information, the trader had entered into a binding contract to purchase or sell the security, provided instructions to another person to execute the trade for the instructing person’s account, or adopted a written plan for trading securities; and

          (c)              the contract, instructions, or plan either: (1) expressly specified the amount, price, and date of the purchase or sale; (2) provided a written formula or algorithm, or computer program, for determining amounts, prices, and dates; or (3) did not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who did exercise such influence was not aware of the material nonpublic information when doing so; and

          (d)              the purchase or sale was, in fact, executed without deviation from the provisions of the prior contract, instruction, or plan; and

          (e)              the contract, instruction, or plan was entered into in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.

          Employees must bear in mind that in order to rely on this affirmative defense the Employee must be able to prove the existence of every element of the defense described above.

          The other affirmative defense is available only to trading parties that are entities, such as JHCCM, if it can demonstrate that the individual making the investment decision on behalf of the entity was not aware of the material nonpublic information, and that the entity had implemented reasonable policies and procedures to prevent insider trading. This Policy Statement on Insider Trading is intended to conform to that standard.

          !               What is a Duty of Trust or Confidence?

          Company employees are generally always subject to a duty of trust or confidence. Thus, unless proven otherwise, all material nonpublic information received from a company employee should be treated as having been obtained in violation of such a duty. Information received from a friend or family member of a company employee may also be obtained in violation of such a duty. Securities and Exchange Commission Rule 10b5-2 sets forth a non-exclusive list of three situations in which a person has a duty of trust or confidence deriving from a personal or family relationship for purposes of the “misappropriation” theory of insider trading liability. The three situations are:

•	whenever a person agrees to maintain information in confidence;

•
when two people have a history, pattern, or practice of sharing confidences such that the recipient of the information knows or reasonably should know that the person communicating the material nonpublic information expects that the recipient will maintain the confidentiality of the information (this is a facts and circumstances test based on the expectation of the parties in light of their overall relationship); and

•	when a person receives or obtains material nonpublic information from certain enumerated close family members: spouses, parents, children and siblings.

          Employees should be aware of the fact that this list is non-exclusive. In other words there are many other type of relationships, business and other, from which a duty of trust or confidence may be inferred.

          6.               Penalties for Insider Trading

          Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

•	civil injunctions

•	treble damages

•	disgorgement of profits

•	jail sentences of up to 10 years

•	fines for the person who committed the violation of to three times the profit gained or loss avoided, whether or not the person actually benefited; and

•	fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

          Regardless of whether a governmental inquiry occurs, JHCCM views seriously any violation of this Policy Statement. Violations of the Policy Statement on Insider Trading constitute grounds for disciplinary sanctions, including dismissal of the persons involved.

B.      Policy Statement on Improper Personal Trading

          Employees have a duty at all times to place the interests of clients first. Employees have the duty to conduct all personal securities transactions in a manner consistent with this Personal Trading Policy and in a manner designed to avoid any actual or potential conflict or abuse of a position of trust and responsibility. Employees must refrain from actions or activities that allow a person to profit or benefit from his or her position with respect to a client, or that otherwise bring into question the Employee’s independence or judgment. All personal securities transactions by Employees must be accomplished so as to avoid even the appearance of a conflict with the interests of a client. All Employees shall comply with all applicable provisions of this Policy and all applicable Federal securities laws regarding this Policy.

          No securities transaction for an Employee’s “Affiliated Account,” as outlined in Section II, below, will be approved if it appears that the basis for the decision is the activity of a client of JHCCM, the concurrent dissemination of significant JHCCM research which is likely to have an impact on the price of the security at the time of the proposed transaction, or a conflict with JHCCM research or trading activity. Additionally, as many securities seem to be the subject of rumors, any Employee who proposes to trade a security which is the subject of a general rumor must also be prepared to explain and document, if asked, an investment rationale for purchasing the security. Transactions in securities wherein the rumor source appears to be an insider or results from the breach of a confidential or privileged relationship are prohibited. For clarification, the term “security” includes any common or preferred stock, warrant, note, bond, debenture, put, call, straddle or other option on any security, group or index of securities (including any interest therein or based on the value thereof) or foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, right to subscribe to, or purchase any of the foregoing.

          “Front-running” is the advance buying or selling with the knowledge of research recommendations to be made, or substantial orders from customers, due to be executed in the market. Front-running gives the Employee substantial advantages over the customer and is prohibited. Employees should be mindful of the fact that when a recommendation is made to a customer in a particular security, personal activity in that security by Employees will be restricted until the client has had an opportunity to act upon the recommendation. Additionally, if any Employee trades in a security and subsequently recommends it to customers, that action may constitute front-running or if any Employee trades in a security at a discounted price and the client pays the full price, that action may constitute scalping. Accordingly, Employees who recommend securities to customers must not execute transactions except as specified in Section II of this policy.

          Violations of this Policy Statement on Improper Personal Trading constitute grounds for trade cancellations and other sanctions, including dismissal of the persons involved if violations are repeated or deemed to be willful.

SECTION II.        PROCEDURES TO IMPLEMENT JHCCM’S PERSONAL TRADING POLICY

          The following procedures have been established to aid Employees of JHCCM in avoiding insider and improper trading, and to aid JHCCM in preventing, detecting and imposing sanctions against insider and improper trading. Every Employee of JHCCM should follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures you should consult the Chief Compliance Officer promptly.

          1.               Identifying Insider Information

          Before trading for yourself or others, including institutional and individual accounts managed by JHCCM, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

•	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities of the company if generally disclosed or would otherwise influence a reasonable investor in determining to trade the securities of the company relating to the information?

•	Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in The Wall Street Journal or other publications of general circulation or been circulated through other means such as the Dow Jones broad tape?

          If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps in order to protect yourself, JHCCM’s clients and JHCCM:

(a)	Report the matter immediately to the Chief Compliance Officer.

(b)	Do not purchase or sell the securities for yourself or for any other account, including institutional and individual accounts managed by JHCCM.

(c)	Do not communicate the information inside or outside JHCCM, other than to the Chief Compliance Officer.

(d)	After the Chief Compliance Officer has reviewed the issue, you will be advised whether you will be allowed to trade and communicate the information or if you will be required to continue the prohibitions against trading and communication.

          2.               Personal Securities Trading – Client Priority Rule

          Personal securities trading that may conflict with the interests of any client is strictly prohibited. Therefore, in addition to strictly avoiding practices of insider trading, each Employee must give clients of JHCCM priority on purchases and sales before placing orders for the Employee’s Affiliated Accounts, as described in detail below. The term “Affiliated Account” includes every account held:

•
in the Employee’s name or otherwise held by the Employee or by others for the Employee’s direct or indirect benefit (including those held in retirement plans and other trusts in which the Employee has an interest; those owned by a partnership or limited liability company of which the Employee is a general partner or member; those owned by any corporation which the Employee should regard as a personal holding corporation; and those held in the name of another person if by reason of any arrangement the Employee obtains the opportunity, directly or indirectly, to share in the profits from securities transactions), provided, however, that a performance-related fee based upon net capital gains and/or net capital appreciation generated from an advisory account’s portfolio over a period of a year or more does not constitute the opportunity to share in the profits from securities transactions in that portfolio except to the extent that equity securities of one company account for more than 10% of the market value of that portfolio;

•
in the name of a member of the Employee’s “immediate family” (i.e., spouse, child, stepchild, grandchild, sibling, parent, stepparent, grandparent or in-law, including adoptive relationships) sharing the same household as the Employee; or

•
by a trustee or custodian where the Employee or any member of the Employee’s immediate family sharing the same household as the Employee has a vested interest in the income or principal of the trust, or if the Employee is a settlor of a trust with respect to which the Employee has the power to revoke the trust without obtaining the consent of all the beneficiaries.

          The Client Priority Rule requires that:

          (a)              No Employee may purchase or sell, long or short, directly or indirectly, a security for his or her own account within seven (7) days before the time that the same security or related security is being purchased or sold by any client; or purchase or sell, long or short, directly or indirectly, a security for his or her own account that is the same security or related security that is the subject of a buy or sell recommendation to any client, until such time as all of JHCCM’s clients have completed their purchases or sales based upon such recommendation.

          (b)              No Employee may knowingly purchase or sell any security, directly or indirectly, in such a way as to adversely affect a client’s transaction.

          (c)              No Employee may use his or her knowledge of client transactions to profit personally from the market effect of such transaction (or give such information to a third person who may so profit, except to the extent necessary to effectuate such transactions).

          (d)              No Employee may purchase any security in an initial public offering or in a private offering (“IPO”) conducted pursuant to Section 4(2) or 4(6) of the Securities Act of 1933, as amended, or Regulation D thereunder, unless and until JHCCM has determined that the purchase of such security is not recommended for any client (or if such security is being recommended to one or more clients, that the purchase of additional quantities of such securities by clients is not recommended).

          3.               Personal Securities Trading – Compliance Requirements

          In order to insure compliance with parts (a), (b) and (c) of the Client Priority Rule, before an Employee, including the Managing Member:

          (a)              places an order for a trade involving any “Reportable Security” (as defined below) for an Affiliated Account,

          (b)              enters into a contract with or issues an instruction to another person to purchase or sell a Reportable Security for an Affiliated Account, or

          (c)              adopts a written plan for trading one or more Reportable Securities for an Affiliated Account,

that Employee must first speak with the Chief Compliance Officer and receive prior written approval of the trade, contract, instruction or plan. The Chief Compliance Officer must first speak with and secure the prior approval of JHCCM’s Managing Member.

          The term “Reportable Security” includes every type of security except (i) direct obligations of the US Government; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by an unaffiliated registered, open-end investment company. Affiliated mutual funds are not exempt from the term “Covered Security”. Affiliated mutual funds means any registered investment company for which JHCCM, Royce & Associates, LLC, Legg Mason, Inc., Western Asset Management or any other direct or indirect subsidiary of Legg Mason, Inc. serves as investment adviser or sub-adviser (see Exhibit A for a list of Affiliated Mutual funds as of December 31, 2004).

          In order to insure compliance with part (d) of the Client Priority Rule, every order to purchase a security in an IPO or in a private offering for an Affiliated Account of any Employee of JHCCM (even if the order is not placed by the Employee) must receive prior approval in the manner described in the preceding paragraph.

          A written confirmation in the form of a completed Employee Buy/Sell Request is the form of consent required under this procedure. (See Appendix A.) For the purposes of parts (a), (b) and (c) of the Client Priority Rule, JHC Capital Partners LP, JHC Capital Partners II, LP, JHC Growth Partners and any similar collective investment vehicle for which JHCCM or any of its Employees or other affiliates serves as general partner or in a similar capacity (collectively, the “JHC Funds”) are to be treated as client accounts rather than as Affiliated Accounts unless they are, in the aggregate, the holders of 10% or more of any class of an equity security, in which case they are to be treated as Affiliated Accounts with respect to the issuer of that security. Also, because the Chief Compliance Officer must review and approve every subscription agreement for limited partnership or other interests in the JHC Funds, for the purposes of part (d) of the Client Priority Rule the subscription agreement will serve as the form of prior approval for participation in the private offering.

          Notwithstanding any prior receipt of approval of a transaction, the Chief Compliance Officer and/or the Managing Member will review all such transaction(s) at their earliest convenience, and they reserve the right to cancel any transaction(s) upon review. For example, after reviewing any transaction where the client and an Employee have effectively traded the same security in close proximity to each other, the Chief Compliance Officer may determine that in order to avoid even the appearance of impropriety, the Employee transaction must be cancelled or any profits gained or losses avoided may be owed to the client(s) even though all compliance requirements had been met.

         In addition to the foregoing procedure:

(a)	Each Employee of JHCCM shall cause his or her broker-dealer(s) to send to JHCCM a duplicate confirmation of each transaction in a Reportable Security effected for an Affiliated Account. Each confirmation of a Reportable Security transaction shall include:

•	the name of the security and its ticker symbor or CUSIP number

•	the name of the exchange where security is traded

•	date of the transaction,

•	quantity,

•	nature of transaction (i.e. purchase, sale, exchange, etc.),

•	price, and

•	broker-dealer through which the transaction was executed; and

(b)	Each Employee of JHCCM who opens an account at a broker-dealer or other financial institution shall immediately notify the Chief Compliance Officer of the opening of such account, and direct each such broker-dealer or other financial institution to provide the Chief Compliance Officer a duplicate copy of each confirmation and periodic account statement issued to such Employee.

          4.               Personal Securities Trading – Reporting Requirements

          Each Employee must also provide the Chief Compliance Officer with the following:

           (a)              An initial holdings report no later than ten (10) days after becoming an Employee of JHCCM. The report must be current as of a date not more than 45 days prior to becoming an Employee of JHCCM and must list: (i) the name and ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security owned by an Affiliated Account at the time the individual first became an Employee; (ii) the name of any broker, dealer or bank with which each Affiliated Account maintained an account in which any securities were held; and (iii) the date the report was submitted. (See Appendix B.)

          (b)               A quarterly transactions report no later than thirty (30) days after the end of each calendar quarter detailing each transaction in a Reportable Security in any

Affiliated Account during the quarter. The report must list: (i) the date, security name exchange, and ticker symbol or CUSIP number, interest rate and maturity (if applicable), number of shares, nature of transaction (i.e. purchase, sale, exchange, etc.), price and principal amount; (ii) name of the broker, dealer or bank with or through which the transaction was effected; (iii) the date the report was submitted; and (iv) with respect to each Affiliated Account established by the Employee in which any securities were held during the quarter, (A) the name of the broker, dealer or bank where the account was established, (B) the date the account was established; and (C) the date the report was submitted. No quarterly transaction report need be submitted if all the information in the report would duplicate information JHCCM is required to record under paragraphs (a)(12) or (13) of the SEC’s Books and Records Rule.

          (c)               An annual holdings report due no later than 30 days after the end of JHCCM’s fiscal year (the “Annual Reporting Date”) each year. The report must list: (i) the name and ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security held in an Affiliated Account on the Annual Reporting Date; (ii) the name of any broker, dealer or bank with which an Affiliated Account in which any securities were held on the Annual Reporting Date is maintained; and (iii) the date the report was submitted. (See Appendix B.)

Affiliated Accounts over which an Employee has no direct or indirect influence or control need not be included in the foregoing reports.

          Based upon a review of such reports, statements, confirmations and other documents, the Chief Compliance Officer shall prepare a report of possible policy violations, which shall be submitted to the Managing Member.

          5.               Restricting Access to Material Nonpublic Information

          Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within JHCCM, except as permitted by Section II Item 1 (Identifying Insider Information), above. In addition, care should be taken to secure such information against inadvertent disclosure. For example, files containing material nonpublic information should be locked and access to computer files containing material nonpublic information should be restricted.

          6.               Resolving Issues Concerning Insider Trading

          If, after consideration of the items set forth in Section II Item 1 (Identifying Insider Information), doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the Chief Compliance Officer or, in the Chief Compliance Officer’s case, with the Managing Member before trading or communicating the information to anyone.

          7.               Conflicts of Interest

          Investment personnel are prohibited from recommending, implementing or considering any securities transaction for a client without having disclosed any material beneficial ownership, present or proposed business or personal relationship, or other material interest in the issuer or its affiliates, to the Chief Compliance Officer. If the Chief Compliance Officer deems the disclosed interest to present a conflict, the Employee may be asked not to participate in any analysis, evaluation or decision-making process regarding the securities of that issuer. Note, this requirement applies separately and independently from an Employee’s obligation to submit reports regarding personal securities holdings and transactions.

          Employees are also expected to disclose any personal investments or other interests in vendors or suppliers with respect to which the Employee negotiates or makes decisions on behalf of JHCCM.

          8.               Reporting Violations

          All Employees are required to promptly report any violation of this Code of Ethics they become aware of to the Chief Compliance Officer or, in the event the violation involves the Chief Compliance Officer to the Managing Member. JHCCM expects employees who violate this Code of Ethics to report their own violations, especially if a violation is inadvertent or of a technical nature.

          In order to encourage Employees to report violation, JHCCM permits its Employees to submit violation reports anonymously. In addition JHCCM views any attempt at retaliation against an Employee who reports a violation a separate and serious violation of this Code of Ethics.

          9.               Recordkeeping

          Copies of all of each of the following must be retained in accordance with SEC Rule 204-2:

•	JHCCM’s codes of ethics

•	Records of violations of the code and actions taken as a result of the violations,

•	Copies of all written acknowledgements of receipt of this code

•	Records of Employee personal trading

•	Records of the names of all Employees required to provide holdings and transaction reports and copies of those reports, and

•	Records of decisions approving Employee purchases in IPOs and private placements

Generally, such records must be retained for the standard retention period required for books and records under SEC Rule 204-2; however, codes of ethics must be kept for five (5) years after the last date each was in effect and Employee acknowledgements of receipt of the Code must be kept for five (5) years after the individual ceases to be an Employee. The list of Employee names must include every person who was an Employee at any time within the past five (5) years, even if some of the persons named are no longer Employees of JHCCM.

SECTION III.        CERTIFICATION

          1.               Initial

          Every Employee must be furnished with a copy of this Code of Ethics and of every amendment to this Code. When this Code of Ethics and JHCCM’s Advisers Act Compliance Manual are first delivered to an Employee and every time any amendment to this code is delivered to an Employee, the Employee must furnish the Chief Compliance Officer with a written acknowledgement that he or she has received this Code and JHCCM’s Advisers Act Compliance Manual or such amendment to this Code and has read and understands such document(s).

          2.               Annual

          JHCCM requires each Employee to provide an annual written acknowledgement that the Employee has read, understands and agrees to abide by this Code of Ethics and JHCCM’s Advisers Act Compliance Manual, and has complied with the requirements contained therein.

          JHCCM’s form of acknowledgement is attached to JHCCM’s Advisers Act Compliance Memorandum as Exhibit 7. Copies are available from the Chief Compliance Officer.

SECTION IV.         SUPERVISORY PROCEDURES

          The role of the Chief Compliance Officer and Managing Member of JHCCM is critical to the implementation and maintenance of and the procedures adopted to implement JHCCM’s Personal Trading Policy. Supervisory procedures can be divided into two classifications - prevention of insider trading and improper personal trading; and detection of insider trading and improper personal trading.

          1.               Prevention of Insider Trading and Improper Personal Trading

          To prevent insider trading and improper personal trading, the Chief Compliance Officer and/or the Managing Member should:

          (a)               answer questions regarding JHCCM’s policy and procedures prohibiting insider resolve issues of whether information received by an Employee of JHCCM is material and nonpublic,

          (b)              resolve issues of whether information received by an Employee of JHCCM is material and nonpublic,

          (c)              when it has been determined that an Employee of JHCCM has material nonpublic information,

(i)	implement measures to prevent dissemination of such information, and

(ii)	if necessary, restrict other Employees from trading the affected securities.

          (d)              promptly review, and either approve or disapprove, in writing, each request of an Employee for clearance to trade in specified securities, pursuant to Section II, Item 2 of the Procedures to Implement JHCCM’s Personal Trading Policy.

          2.              Detection of Insider Trading and Improper Personal Trading

          To detect insider trading and improper personal trading, the Chief Compliance Officer and/or the Managing Member shall:

          (a)              review each day’s trading activity by Employees as reflected on the employee trading tickets and duplicate confirmations sent to JHCCM,

          (b)              review, at least quarterly, the trading activity of institutional and individual accounts managed by JHCCM,

          (c)              review, at least quarterly, trading activity, if any, of JHCCM’s own account,

          (d)              review, promptly upon receipt, all initial and annual holdings reports and all quarterly transactions reports provided by Employees; and

          (e)              coordinate the review of such reports with other appropriate Employees of JHCCM.

          All trading activity of the Chief Compliance Officer’s Affiliated Accounts and all reports submitted by the Chief Compliance Officer shall be reviewed by the Managing Member .

          3.              Remedial Action and Special Reports

          Promptly, upon learning of a potential violation of this Policy Statement (whether by reason of a comparison of all reported transactions in Covered Securities with the transactions of the Employee indicated on his or her confirmations and account statements, and the transactions of clients of JHCCM, or otherwise), the Chief Compliance Officer and/or the Managing Member should conduct a prompt investigation to determine whether an actual violation has occurred. Indicators of potential violations of JHCCM’s policies against improper trading include, without limitation:

          (a)              personal trading in a security that has never been considered for recommendation to clients,

          (b)              trades for which no written confirmation of approval was issued in advance of the trades,

          (c)              personal trading in a particular security within seven (7) days prior to or on the same day as client trading in such security (whether or not the personal trading was at a price more favorable than the client trading), and

          (d)              personal trading in a particular security in the opposite direction as client trading in the same security within seven (7) days following such client trading.

          If it is determined that a violation did occur the Chief Compliance Officer and/or Managing Member shall as he or she deems appropriate, impose a sanction on the violator, which may include a letter of censure, fine, restitution or forfeiture of profits gained or losses avoided, suspension, and/or termination of employment.

          Following any investigation of a potential violation of this Policy Statement, whether internal or by a regulatory agency, the Chief Compliance Officer and/or Managing Member shall prepare a written report providing full details, including the name(s) of the affected securities, the name(s) of the person(s) and the account(s) involved, the date(s) of the potentially unlawful or improper transaction(s), the date(s) on which the potential violation(s) was (were) discovered and the action(s) taken (or to be taken) as a result of the investigation, if any.

          4.               Annual Review

          The Chief Compliance Officer shall annually review JHCCM’s Personal Trading Policy and update any procedures necessary to detect and prevent insider and improper personal trading and, generally, improve JHCCM’s existing policies and procedures, as warranted.